McDermott Will & Emery LLP

28 State Street

Boston, Massachusetts 02109-1775

Office: 617/535-4034

Facsimile: 617/535-3800

                    October 30, 2008

VIA EDGAR

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0405

Re:	Comment Letter Dated

October 29, 2008 Regarding

Barnes Group, Inc.

Form 10-K, for the fiscal year ended December 31, 2007

Form 10-Q for the periods ended March 31, 2008 and June 30, 2008

File No. 1-4801

Dear Mr. Decker:

This firm represents Barnes Group Inc (the "Company") with respect to the above-captioned comment letter. This to confirm on behalf of the Company that it intends to respond to the comment letter by response letter filed on EDGAR as soon as practicable and not later than November 28, 2008, as discussed with your colleague Chambre Malone in a telephone conversation today.

Very truly yours,

/s/ David A. Cifrino, P.C.

cc:	Brigitte Lippmann, Legal Brach Chief

Chambre Malone, Staff Attorney

Jeffrey Gordon, Staff Accountant

Francis C. Boyle, Jr., Barnes Group Inc.